Shareholder Information

Capitalisation and Indebtedness	Exhibit 99.3

The following table sets out the issued share capital of Barclays Bank PLC and its consolidated subsidiaries’ total shareholders’ equity, indebtedness and contingent liabilities as at 31st December 2016. The information has been prepared in accordance with the International Financial Reporting Standards (IFRS).

As at 31st Dec 2016
(000)

Share Capital of Barclays Bank PLC

Ordinary shares - issued and fully paid shared of £0.25 each	2,342,559

Preference shares - issued and fully paid shares of £100 each	21

Preference shares - issued and fully paid shares of £1 each	1

Preference shares - issued and fully paid shares of U.S.$100 each	58

Preference shares - issued and fully paid shares of U.S.$0.25 each[1]	161,000

Preference shares - issued and fully paid shares of €100 each	32

£ million

Group shareholders’ equity

Called up share capital	2,370

Share premium account	12,092

Other reserves	4,024

Other equity instruments	6,486

Other shareholders’ funds	271

Retained earnings	42,190

Shareholders’ equity excluding non-controlling interests	67,433

Non-controlling interests	3,522

Total equity	70,955

Group indebtedness[2]

Subordinated liabilities	23,871

Debt securities in issue[3]	75,369

Total indebtedness	99,240

Total capitalisation and indebtedness	170,195

Group contingent liabilities

Guarantees and letters of credit pledged as collateral security	15,303

Performance guarantees, acceptances and endorsements	4,636

Total contingent liabilities	19,939

Documentary credits and other short-term trade related transactions	1,005

Forward starting reverse repurchase agreements, Standby facilities, credit lines and other commitments	302,681

1	On 15 March 2017 Barclays Bank PLC redeemed U.S.$1,375 million 7.1% Non-cumulative Callable Dollar Preference Shares, Series 3.
2	“Group indebtedness” includes interest accrued as at 31st December 2016 in accordance with International Financial Reporting Standards.
3	On 20 January 2017 €2bn of senior debt securities issued by Barclays Bank PLC matured and on 17 February 2017 $750m of senior debt securities issued by Barclays Bank PLC matured.

Barclays PLC	1